

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

October 16, 2009

<u>Via U.S. Mail</u>

Michael R. McElwrath
Chief Executive Officer
Far East Energy Corporation
363 N. Sam Houston Parkway East
Suite 380
Houston, Texas 77060

>   **Re: Far East Energy Corporation**
>   **Registration Statement on Form S-3**
>   **Filed September 21, 2009**
>   **File Number 333-162019**

Dear Mr. McElwrath:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please confirm to us whether the securities that may underly the preferred stock, depositary shares, warrants, stock purchase contracts, and units are also covered by this registration statement. We note your reference to "other securities of our company" on the Prospectus Cover Page.

Plan of Distribution, page 20

2.   We note your disclosure regarding the use of the prospectus or prospectus
        supplement by third parties. Include in your amended filing disclosure that the
        third party in such transactions will be an underwriter and will be identified as
        such in the applicable prospectus supplement or in a post-effective amendment.

Exhibit 5.1 and Exhibit 5.2

General

3.   Each time that you do a takedown of any of these securities, you must file an
        unqualified opinion of counsel as an exhibit for any securities you are taking
        down. Please confirm that you will file at the time of each takedown an
        unqualified opinion that contains no inappropriate assumptions. For example:

        ▪   Counsel assumes that "the Company has complied and will comply with
            all aspects of all laws . . . ."

        ▪   In Exhibit 5.1, Counsel assumes that "the Company is and will remain
            duly organized, validly existing and in good standing under Nevada law".

        ▪   In Exhibit 5.1, Counsel states that "the execution and delivery by the
            company of each of the Indentures . . . and the performance by the
            Company of its obligations thereunder will not violate or conflict with any
            laws of the State of Nevada . . . ."

        These assumptions are inappropriate insofar as these matters underlie the opinions
        it must render and are ascertainable.

4.   Please obtain and file a new opinion of counsel to address the following
        comments.

5.   The following references appear inappropriate or require additional clarification,
        as they are not contemplated in the registration statement:

        ▪   "other securities of the Company";

- ▪ "debt obligations of third parties" are not specified in the registration statement; and,

- ▪ "Indeterminate Securities" are not specified in the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- ・ should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- ・ the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- ・ the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey L. McNeil at (202) 551-3392 or, in her absence, me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Amar Budarapu, Esq.
        (214) 978 3099